SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC
Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC[I]

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Ryanair Holdings Plc

2.         Reason for the notification (please tick the appropriate box or boxes):
    [x]      an acquisition or disposal of voting rights
    [ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
    [ ]      an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation:
            Standard Life Investments Ltd

4.         Full name of shareholder(s) (if different from 3.): Vidacos Nominees

5.         Date of the transaction and date on which the threshold is crossed or reached:
            11th May 2015

6.         Date on which issuer notified; 12th May 2015

7.         Threshold(s) that is/are crossed or reached: Dropped below 3%

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction [ii]		Resulting situation after the triggering transaction[iii]
	Number of Shares[iv]	Number of Voting rights[v]	Number of shares[vi]	Number of voting rights[vii]		% of voting rights
			Direct	Direct[viii]	Indirect[ix]	Direct	Indirect
IE00B1GKF381	41,140,949	41,140,949	40,721,034	12,843,520	27,877,514	0.937925	2.035813

SUBTOTAL A (based on aggregate voting rights)						2.97%

B) Financial Instruments
Resulting situation after the triggering transaction[x]
Type of financial instrument	Expiration Date[xi]	Exercise/Conversion Period/ Date[xii]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	40,721,034	2.97%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instrumentsare effectively held, if applicable:

10.       In case of proxy voting:[name of the proxy holder] will cease to hold [number] voting rights as of [date].

11.       Additional information:
Done at 1 George Street, Edinburgh, EH2 2LL, Scotland, United Kingdom on 12th May 2015.

Annex to the standard form TR-1 [XIII]
a)         Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities)	.....................................................................
Contact address (registered office for legal entities)	..................................................................... .....................................................................
Phone number	....................................................................
Other useful information (at least legal representative for legal persons)	…………………………………………….
b)         Identity of the notifier, if applicable[xiv]:

Full name	.....................................................................
Contact address	..................................................................... .....................................................................
Phone number	.....................................................................
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
c)         Additional information

Notes to Form TR-1

[i]               This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]               Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state "below 3%".

[iii]              If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

For the case provided for in Article 10(a) of Directive 2004/109/EC, there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[iv]              To be used in Member States where applicable.

[v]               Direct and indirect.

[vi]              To be used in Member States where applicable.

[vii]             In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

[viii]             Voting rights attached to shares held by the notifying party (Article 9 of Directive 2004/109/EC).

[ix]              Voting rights held by the notifying party independently of any holding of shares (Article 10 of Directive 2004/109/EC).

[x]               If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xi]              Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

[xii]             If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

[xiii]             This annex is only to be filed with the competent authority.

[xiv]             Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity  referred to in Articles 10 and 13 of Directive 2004/109/EC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 May 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary